September 16, 2013

Mr. John Cash,
Accounting Branch Chief,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549-4631,
USA.

Dear Mr. Cash,

Thank you for your letter of September 12, 2013 setting forth additional comments of the Staff of the Commission (the "Staff") relating to the Form 20-F for the year ended December 31, 2012 (the "2012 Form 20-F") (File Number 001-32846) of CRH plc (together with its subsidiaries, "CRH", the "Company" or the "Group").

To facilitate the Staff's review of our response, we have included in this letter the caption and comment from the Staff's comment letter in italicised text, and have provided our response immediately following that comment.

Form 20-F for Fiscal Year Ended December 31, 2012

Note 33. Supplemental Guarantor Information, page 145

We have reviewed your response to prior comment one from our letter dated August 22, 2013. You believe that the reference in IAS 7.17 to financing activities would typically relate to amounts borrowed from external rather than internal sources in the context of a consolidated statement of cash flow.  We note, however, that the Non-Guarantor Subsidiaries column is not presented in the context of a consolidated statement of cash flows but rather in the context of a separate reporting group within your condensed consolidating financial statement.  We therefore continue to believe that you should classify the advances (and repayments) in the Non-Guarantor Subsidiaries column within financing activities, in accordance with IAS 7.17(d).  We understand that this presentation will require elimination entries on both lines in order to net the transaction to zero at a consolidated level.  Please revise your presentation in future filings accordingly.

Response:

We will revise our presentation in future filings to classify the advances (and repayments) in the Non-Guarantor subsidiaries column within financing activities. We will also present the elimination entries required on both the investing and financing lines in order to net the transaction to zero at a consolidated level.

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In our response, we have agreed to supplement the disclosures in our future filings.  We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Maeve Carton

Maeve Carton
Finance Director

cc:	Jeffrey Gordon, Staff Accountant Jeanne Baker, Assistant Chief Accountant (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP) Breffni Maguire (Ernst & Young)

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